New Enterprise Stone & Lime Co., Inc.
3912 Brumbaugh Road
P.O. Box 77
New Enterprise, PA 16664

September 30, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	John Reynolds, Legal Branch Chief
Ruairi Regan

Re:	New Enterprise Stone & Lime Co., Inc.
Registration Statement on Form S-4
Filed June 13, 2013, as amended (File No. 333-189282)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), New Enterprise Stone & Lime Co., Inc. (the “Company”) and each of the Subsidiary Guarantors signatory hereto, hereby request that the effective date of the Company’s Registration Statement on Form S-4 (File No. 333-189282) (as amended, the “Registration Statement”) be accelerated so that the Company’s Registration Statement will become effective at 4:00 PM EST on September 30, 2013, or as soon as thereafter as is practicable.

In connection with this request, we acknowledge to the Securities and Exchange Commission (the “Commission”) that:

•                                          should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                                          the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to direct any questions or comments concerning this request to Brian M. Katz, Esq. of Pepper Hamilton LLP at (215) 981-4193 or Valérie Demont, Esq. of Pepper Hamilton LLP at (212) 808-2745.

NEW ENTERPRISE STONE & LIME CO., INC.

By:	/s/ Paul I. Detwiler, III
	Name:	Paul I. Detwiler, III
	Title:	President, Chief Executive Officer and Secretary

SUBSIDIARY GUARANTORS:

ASTI TRANSPORTATION SYSTEMS, INC.
EII TRANSPORT INC.
GATEWAY TRADE CENTER INC.
PRECISION SOLAR CONTROLS INC.
PROTECTION SERVICES INC.
SCI PRODUCTS INC.
WORK AREA PROTECTION CORP.

By:	/s/ Paul I. Detwiler, III
	Name:	Paul I. Detwiler, III
	Title:	Vice President

New Enterprise Stone & Lime Co., Inc. — Acceleration Letter